McKenna Long & Aldridge LLP
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308

January 6, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:     Ta Tanisha Meadows, Staff Accountant

Re:	China Recycling Energy Corporation
Item 4.01 Form 8-K
Filed August 18, 2009
File No. 0-12536

Ladies and Gentlemen:

We are counsel to the above-referenced company, China Recycling Energy Corporation (“CREG” or the “Company”) and are filing this response to your comment letter of August 20, 2009 with respect to the above-referenced filing on Form 8-K on CREG’s behalf.

First, let me reiterate our apologies for the late response.  As I indicated in our telephone conversation, unfortunately, this comment letter was forwarded to the Company’s offices in China and not forwarded to the appropriate officer’s attention until very recently.  The Company’s responses to the comments in that letter are set forth below.

 Item 4.01 8-K Filed August 18, 2009

Comment 1.	Please state whether Deloitte resigned, declined to stand for re-election or was dismissed and the date thereof. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

Response:

As indicated in the above-referenced 8-K, the Company was in the process of transitioning the responsibilities for independent audit services to Deloitte from and after the May 5, 2009 announcement until August 11, 2009.  When it became apparent that the transition would not be completed soon enough to file timely the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2009, the Company decided to have the review of that Form 10-Q conducted by its previous and present audit firm, GPKM (which had been working with Deloitte throughout the transition period), and to delay the completion of the transition to Deloitte until after filing the second quarter 10-Q.  On August 11, 2009 the Company filed an 8-K to that effect.  Deloitte responded with correspondence indicating it considered the use of GPKM through the filing of the June 30, 2009 10-Q to be “inconsistent with the engagement letter of May 5, 2009,” and, therefore, that Deloitte had been dismissed.  Deloitte forwarded to the Company (copy to PCAOB) a letter dated August 12, 2009 informing the Company that “the client-auditor relationship…has ceased.”  The Company decided to accept Deloitte’s interpretation and reaffirmed its relationship with GPKM on August 12, 2009.

While the Company took no active steps to dismiss Deloitte, it has accepted Deloitte’s interpretation of the events and treated matters accordingly for reporting purposes.

United States Securities and Exchange Commission
January 6, 2010

Comment 2.
Please clarify your description of the nature of the disagreements with Deloitte as required by item (A) of paragraph (a)(1)(iv) of Item 304 of Regulation S-K.  For example, describe the actual disagreement in accounting for the transactions including the positions taken by Deloitte and management.

Response:

In the Company’s 8-K filed August 18, 2009, the Company identified five topics with which there had been disagreement with Deloitte with respect to matters of accounting treatment.  The disclosure of August 18 may have suggested a level of disagreement that in fact did not exist.  As is always the case in a transition from one auditor to another, the Company and both audit firms reviewed prior filings and financial statements.  In the course of this review, Deloitte identified the five topics, described in the August 18, 2009 8-K.  These topics had been the subject of ongoing discussions between the Company, Deloitte and GPKM and remained such on August 12, 2009, and the Company’s expectation, until receipt of the Deloitte correspondence, was that these discussions would continue until agreement had been reached and whatever restatement, if any, was required was prepared and filed.  At no point did the discussions rise to the level of a disagreement, as described in paragraph (a)(1)(iv) of Item 304 of Regulation S-K, or a reportable event, as described in paragraph (a)(1)(v) of Item 304.   In the correspondence we referenced above, Deloitte indicated only that it believed “the Company has a complete understanding of the potential misstatements that we were discussing with respect to the Company’s 10-K’s for the years ended December 31, 2007 and 2008 in respects of prior accounting for revenue recognition, issuance of convertible notes and stock-based compensation.  Those discussions were not brought to resolution by the date of [our dismissal.]”    (brackets supplied)

As you will probably have observed, the Company and GPKM continued their review after August 12, 2009, and on August 19, 2009 filed an 8-K under Item 402 of that form indicating that a restatement was being prepared.  The restatement was filed on September 28, 2009.

As the topics were still under discussion at the time of the Company’s decision to continue its relationship with GPKM as outside independent auditors through the period of the second quarter ending June 30, 2009, we can only describe the matters of discussion as they existed at the time of Deloitte’s determination that it had been dismissed on August 12, 2009.  Each of these items was identified in the Form 8-K filed on August 18, 2009.  Each was discussed by the Board of Directors of the Company and the Board of Directors discussed these matters with Deloitte.  Each was also a matter of discussion with GPKM, which is both the predecessor and successor accounting firm.  These discussions with both firms continued throughout the period of May 5, 2009 to August 12, 2009.  The positions are reflected as follows:

United States Securities and Exchange Commission
January 6, 2010

1.           2007 sales-type leases:  As the Company understood matters on August 12, 2009, the Company and Deloitte differed over the appropriate interest rate to be applied as a discount rate to the stream of revenue to be received under its sales-type leases and over the method to be employed to determine both the size of the profit margin and when the sale would be recognized.  The method Deloitte was suggesting for consideration utilized a derivation of the Company’s cost of capital which resulted in a negative margin in the case of one lease and a margin of approximately 60% in the other – neither of which suggested a reasonable profit had the systems been sold.  In addition, the assumed cost of capital used by the consultant was not based upon the Company’s actual historical cost of capital.  Finally, to use the concept of cost of capital in this analysis is to import a concept applicable to a lessee, not to a lessor, which is CREG ‘s role in the transaction.  The Company was therefore concerned that this treatment would be inaccurate.  At August 12, 2009, Deloitte had not taken a position and it was the Company’s  understanding that Deloitte was considering this concern of the Company.

2.           2008 sales-type lease:  As the Company understood matters on August 12, 2009, the Company and Deloitte differed as to whether the Company needed a minimum guarantee provision in the agreement in order to qualify the contract as a sales-type lease; in any event, the amendment to the agreement made on August 12, 2009 contained such minimum guarantee.

3.           Volatility assumption used for November 2007 stock option awards to establish grant date fair value:  As the Company understood matters on August 12, 2009, the Company and Deloitte differed over whether the Company was obliged to use the evaluation determined by a separate evaluation firm employed by the Company to determine the volatility assumption.  The Company believed the evaluation firm’s results suggested a lower volatility assumption than was appropriate and produced values that did not comport with historical stock prices.  The Company continued to use the 100% volatility assumption which had previously been employed due to the lack of history with respect to the subject.

4.           Cancellation and subsequent reissuance of stock option awards:  As the Company understood matters on August 12, 2009, the Company and Deloitte differed over whether the Company’s intent to reissue accompanied the cancellation at the time of cancellation.  The Company believed it had no intent at the time of cancellation, whereas Deloitte believed that technically the later events reflected an intent to reissue.  In any event, the reissuance was treated as a modification in the restatement filed by the Company on September 28, 2009.  To the best of the Company’s knowledge, this restatement reflected the position Deloitte suggested.

5.           Conversion feature of convertible note:  As the Company understood matters on August 12, 2009, the Company and Deloitte were discussing the proper treatment of the unamortized amount of the beneficial conversion feature recognized by the Company upon issuance in 2007 of the convertible note.  Deloitte had not taken a position with respect to the unamortized beneficial conversion feature.  To the best of the Company’s knowledge, the restatement filed by the Company on September 28, 2009 reflects the discussions with Deloitte.

Under these circumstances, we suggest the disclosure in the August 18, 2009 8-K, agreed to by Deloitte in its letter of August 19, 2009, satisfied the requirements of Item 304 of Regulation S-K and, hence, of Item 4.01 of Form 8-K.  That is, since the topics discussed in the 8-K of August 18 were still in discussion and, with respect to certain matters, the Company’s later restatement of positions in the financial restatements incorporated the matters raised by Deloitte, at least as the Company understood them on August 12, 2009, we respectfully suggest a further amendment of the 8-K is both unnecessary and perhaps inappropriate.

United States Securities and Exchange Commission
January 6, 2010

Comment 3.
We note that the Board of Directors approved the engagement of GPKM on August 13, 2009.  Please disclose the date that you actually engaged GPKM.  Otherwise, please acknowledge your obligation to file a current report on  Form 8-K and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K when you engage a new independent accountant.

Response:

The Company engaged GPKM to provide the services of independent auditor for the year 2009 on August 12, 2009.  This engagement was ratified by the Board of Directors on August 13, 2009.  Inasmuch as GPKM had been the Company’s independent auditors for prior periods and continued to undertake and complete the review for both the first and second quarters of 2009, the Company did not perceive the formal engagement of GPKM on August 12, 2009 as the engagement of a new independent audit firm; however, technically it may have been.  Consequently, we respectfully suggest that under these circumstances no further 8-K be required; paragraph (a)(2) of Item 304 is inapplicable; and GPKM has in fact been the independent auditor for all financial reports covered by that paragraph.

Comment 4.	Please file an updated letter from Deloitte stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.

Response:

Inasmuch as it is our desire to discuss further with you the content of our response to Comment 2, if further discussion is necessary, prior to determining that an amendment to the 8-K is required, we respectfully request that we defer the filing of any updated letter from Deloitte until it has been determined that the Company will need to file an amended 8-K.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
January 6, 2010

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. James Thornton at (404) 527-8118.

Sincerely,

/s/ Thomas Wardell

Thomas Wardell

cc:           Tony Peng, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.